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                     Performance Calculations


NON-MONEY MARKET SUBACCOUNTS

TOTAL RETURN
The total return is the percentage change between the initial investment at the beginning of the period and the total value of the investment at the end of the period.

     Total Return = Ending Total Value - Initial Investment
                              Initial Investment

The ending total value includes income and capital gains distributions treated as reinvested. It also reflects deductions for the contract administrative charge, charge and the mortality and expense risk charge.

AVERAGE ANNUAL TOTAL RETURN
The average annual total return of a subaccount reflects the average annual compounded rate of return of a hypothetical investment over a period of one, five and ten years (or, if less, up to the life of the subaccount), calculated according to the following formula:

                            P(1+T)n = ERV

     where:    P = a hypothetical initial payment of $1000.
               T = average annual total return.
               n = number of years.
             ERV = ending redeemable value of a hypothetical $1,000
                   payment made at the beginning of the one, five or ten year periods (or fractional portion thereof).

The average annual total return reflects the deduction of the contract administrative charge and mortality and expense risk charge.

YIELD
Yield quotations will be based on all investment income earned during a particular 30-day period, less expenses accrued during the period (net investment income) and will be computed by dividing net investment income per accumulation unit by the value of an accumulation unit on the last day of the period, according to the following formula:

                     YIELD = 2 [( a - b + 1)6 - 1]
                                   cd

      a = dividends and interest earned during the period.
      b = expenses accrued for the period (net of reimbursements). c = the average daily number of shares outstanding during the period that were entitled to receive dividends.
      d = the maximum offering price per share on the last day of the period.
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MONEY MARKET SUBACCOUNT

SIMPLE YIELD
Simple yield for the money market subaccount will be based on the net change in the value of a hypothetical investment (exclusive of capital changes) from the beginning of a seven day period for which yield is quoted. A prorata share of fund expenses accrued over the seven day period is subtracted. The difference is divided by the value of the subaccount at the beginning of the period to obtain the base period return. The base period return is annualized by multiplying by 365/7.

COMPOUND YIELD
Calculation of compound yield begins with the same base period return used in the calculation of yield, which is then annualized to reflect compounding according to the following formula:

     Compound Yield = [(Base Period Return + 1)365/7] - 1